

Mail Stop 3030

November 9, 2017

.

<u>Via E-mail</u>
Richard Ackerman
Chairman, President and Chief Executive Officer
Big Rock Partners Acquisition Corp.
2645 N. Federal Highway
Suite 230
Delray Beach, Florida 33483

     Re: **Big Rock Partners Acquisition Corp.**
              Registration Statement on Form S-1
              Filed October 13, 2017
              File No. 333-220947

Dear Mr. Ackerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover</u>

1.   We note your disclosure on your prospectus cover that you applied to have your units listed on the Nasdaq Capital Market on or promptly after the date of this prospectus. Given several features of the offered securities appear to rely to a certain extent upon such listing, including protection of the funds in the trust as well as liquidity of the trading market, clearly highlight the risks of not so listing throughout in appropriate locations, including the summary. In addition, since the listing does not appear to be a condition to completion of this offering, it does not appear appropriate to highlight Nasdaq listing as you have done.

Business Strategy, page 1

2.   Please expand the appropriate section to explain what you mean by the phrase
        "differentiated deal flow" mentioned in the third paragraph on page 2.

JOBS Act, page 5

3.   Please supplementally provide us with copies of all written communications, as defined
        in Rule 405 under the Securities Act, that you or anyone authorized to do so on your
        behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,
        whether or not they retain copies of the communications.

Liquidation if no business combination, page 11

4.   Please tell us why your statement in this section and elsewhere that you have "not
        independently verified" that A/Z Property Partners, LLC has sufficient funds to satisfy its
        indemnity obligations is appropriate in view of your disclosure that A/Z Property Partners
        is an entity majority owned by Richard Ackerman.

Risk Factors, page 14

5.   Given your disclosure on page 2 and elsewhere that you intend to focus on companies in
        the senior housing and care industry in the United States, please add risk factors that
        highlight the materials risks concerning companies in that industry.

Management, page 56

6.   Please explain what you mean by the terms "Class A" senior housing communities and
        "triple-net leased properties focused on the post-acute sector."

7.   Please ensure that the information about your management team's experience is balanced,
        with equally prominent discussion of any management experience with similar
        transactions initiated but abandoned, unsuccessful transactions, or transactions or entities
        that generated losses for investors.

Conflicts of Interest, page 60

8.   Please expand the disclosure in this section to include a table that summarizes the entities
        to which your executive officers, directors and director nominees currently have fiduciary
        duties or obligations.

<u>Underwriting Discount, page 81</u>

9. We note your disclosure in this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Andri Carpenter at (202) 551-3645 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, (202) 551-3314 with any other questions.

   Sincerely,

   /s/ Daniel Morris for

   Amanda Ravitz
   Assistant Director
   Office of Electronics and Machinery

cc: Michael Francis, Esq.